Exhibit 4.100
Description of Securities
Registered Pursuant to Section 12
of the Securities Exchange Act of 1934

As of January 31, 2022 (“Description Date”), Ameren Illinois Company had one class of securities registered under Section 12 of the Securities Exchange Act of 1934—its cumulative preferred stock par value $100 per share (the “$100 par value preferred stock”). As of the Description Date, the $100 par value preferred stock is issued and outstanding in the following amounts: (i) 144,275 shares of 4.00% Series; (ii) 45,224 shares of 4.08% Series; (iii) 23,655 shares of 4.20% Series; (iv) 50,000 shares of 4.25% Series; (v) 16,621 shares of 4.26% Series; (vi) 16,190 shares of 4.42% Series; (vii) 18,429 shares of 4.70% Series; (viii) 73,825 shares of 4.90% Series; (ix) 49,289 shares of 4.92% Series; and (x) 50,000 shares of 5.16% Series. When used herein, the term “Preferred Stock,” unless the context indicates otherwise, means the outstanding shares of our $100 par value preferred stock.

The following description is as of the Description Date.

In this Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, “Ameren Illinois,” “we,” “us,” “our” and similar terms refer to Ameren Illinois Company.

DESCRIPTION OF PREFERRED STOCK

General

The following statements describing the $100 par value preferred stock of Ameren Illinois are not intended to be a complete description but rather are a summary of certain preferences, privileges, restrictions and distinguishing characteristics of $100 par value preferred stock currently authorized by our Restated Articles of Incorporation (“articles of incorporation”). For additional information, please see our articles of incorporation and bylaws. Each of these documents has been previously filed with the Securities and Exchange Commission (“SEC”) and each is an exhibit to our Annual Report on Form 10-K to which this Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 is an exhibit. Reference is also made to the laws of the state of Illinois.

Our authorized preferred stock is divided into two classes: 2,600,000 shares of the cumulative preferred stock without par value (“no par preferred stock”), issuable in series, of which no shares were outstanding on the Description Date; and 2,000,000 shares of $100 par value preferred stock, issuable in series. When used herein, the term “preferred stock,” unless the context indicates otherwise, means all the authorized shares of our $100 par value preferred stock, whether currently outstanding or hereafter issued, including the Preferred Stock, and does not include the no par preferred stock.

Issuance in Series; Rank

The authorized but unissued shares of our preferred stock may be issued in one or more series from time to time upon such terms and in such manner, with such variations as to dividend rates (which may be fixed or variable), dividend periods and payment dates, the prices at which, and the terms and conditions on which, shares may be redeemed or repurchased, and sinking fund provisions, if any, as may be determined by our board of directors. Our preferred stock is of equal rank and confers equal rights upon the holders thereof and ranks equally with the no par preferred stock, other than with respect to the rate or rates of dividends, the dividend periods, redemption prices and conditions and sinking fund provisions, if any. The aggregate stated value of our issued and outstanding no par preferred stock shall not exceed $65,000,000 at any time.

Our preferred stock ranks senior with respect to dividends and liquidation rights to our common stock without par value (“common stock”).

Dividend Rights

Holders of preferred stock are entitled to receive in respect of each share held, from (and including) the date of issue thereof, cumulative dividends on the par value thereof at the rate or rates applicable thereto, and no more, in preference to our common stock, payable quarterly or for such other periods as may be fixed by our board of directors, when and as declared by our board of directors out of any surplus or net profits of Ameren Illinois legally available for such purpose. No dividend may be paid on or set apart for any share of preferred stock in respect of a dividend period unless, at the same time, there shall be paid on or set apart for all shares of such stock then outstanding and having a dividend period ending on the same date, dividends in such an amount that the holders of all such shares of such stock shall receive or have set apart for them a uniform percentage of the full dividend to which they are respectively entitled and unless all dividends on the preferred stock, for all preceding dividend periods, have been fully paid or declared and funds set apart for the payment thereof. Further, no dividend may be paid on or set apart for any share of preferred stock unless all amounts required to be paid and set aside for any sinking fund for the redemption or purchase of shares of any series of preferred stock outstanding, with respect to all preceding sinking fund dates, have been paid or set aside in accordance with the terms of such series of preferred stock.

Optional Redemption Provisions

Shares of Preferred Stock are redeemable, at our option, in whole at any time or in part from time to time, on not less than 30 days’ notice at the prices indicated below, in each case plus accrued dividends to the date of redemption. A notice of redemption shall be mailed to each holder of record of the shares to be redeemed at such shareholder’s address as it appears upon our records. In case of the redemption of less than all the outstanding shares of any series of preferred stock, the shares of such series to be redeemed shall be chosen by proration (as nearly as may be without the issue of fractional shares), by lot, or in such other equitable manner as may be prescribed by our board of directors. We may deposit with a bank or trust company, which shall be named in the notice of redemption and shall be located in the City of Chicago, Illinois, or in the City of New York, New York, the aggregate redemption price of the shares to be redeemed, in a special account or in trust, as we may determine, for the payment on or before the redemption date to or upon the order of the holders of such shares, upon surrender of the certificates for such shares.

The respective redemption prices (exclusive of accrued and unpaid dividends) for each series of Preferred Stock are as follows:

Series	Redemption Price (per share)
4.00% Series	$101.00
4.08% Series	103.00
4.20% Series	104.00
4.25% Series	102.00
4.26% Series	103.00

4.42% Series	103.00
4.70% Series	103.00
4.90% Series	102.00
4.92% Series	103.50
5.16% Series	102.00

Sinking Fund or Purchase Fund Provision

No sinking fund redemptions or purchases in respect of shares of preferred stock may be made, or funds set aside for such purposes, unless dividends on all shares of preferred stock of any series for all past dividend periods shall have been made in full or declared and funds set apart for their payment.

Voting Rights

Under Illinois law, each share of preferred stock, no par preferred stock and common stock is entitled to one vote on each matter voted on at all meetings of shareholders, with the right of cumulative voting in the election of directors and the right to vote as a class on certain questions. The articles of incorporation give holders of the preferred stock certain special voting rights with respect to specified corporate actions, including certain amendments to the articles of incorporation, the issuance of preferred stock ranking senior to, or equally with, existing preferred shares, the issuance or assumption of certain unsecured indebtedness, and mergers, consolidations or sales or leases of all or substantially all of our assets. See “—Restrictions on Certain Corporate Actions.”

In addition, under Illinois law holders of preferred stock have the right to vote as a class on any amendment to our articles of incorporation that would change the privileges or special or relative rights of such class, but if less than all series of a class are affected, then the affected series have the right to vote as a class on such amendment.

Liquidation Rights

In the event of any liquidation, dissolution or winding up (voluntary or involuntary) of us, holders of preferred stock are entitled to receive an amount equal to the aggregate par value of their shares and any unpaid accrued dividends thereon, before any payment or distribution is made to the holders of our common stock.

Common Stock of Ameren Illinois

Our board of directors may not declare or pay dividends on our common stock unless all accrued and unpaid dividends on all series of preferred stock have been paid or declared.

Restrictions on Certain Corporate Actions

The articles of incorporation provide that, so long as any preferred stock is outstanding, we shall not, without a two-thirds vote of each class of the preferred stock (the $100 par value preferred stock and the no par preferred stock each voting separately as a class), unless the retirement of such stock is provided for, (1) amend the articles of incorporation to create any prior ranking stock or security convertible into such stock, or issue any such stock or convertible security, (2) change the terms and provisions of the preferred stock so as to affect adversely the holders’ rights or preferences, except that the requisite vote of holders of at least two-thirds of the total number of the shares of only the class or series (if less than all series) so affected shall be required or (3) issue any shares of preferred stock or of equal ranking stock, or any securities convertible into shares of such stock, except to redeem, retire or in exchange for an equal amount thereof, unless (a) the gross income of Ameren Illinois available for interest for a 12-month period ending within the 15 months next preceding such issuance was at least 1‑1/2 times the sum of (i) one year’s interest (adjusted by provision for amortization of debt discount and expense or of premium, as the case may be) on all funded debt and notes of Ameren Illinois maturing more than 12 months after the date of issue of such shares or convertible securities that will be outstanding at such date and (ii) one year’s dividends on the preferred stock and all equal or prior ranking stock to be outstanding after the issue of such shares or convertible securities and (b) the sum of our common stock capital and our surplus accounts shall be not less than the total amount of the involuntary liquidation preference of all preferred stock and all equal or prior ranking stock to be outstanding after the issue of such shares or convertible securities.

The articles of incorporation also provide that we shall not, without a majority vote of each class of the preferred stock (the $100 par value preferred stock and the no par preferred stock each voting separately as a class), unless the retirement of such stock is provided for, (1) issue or assume any “unsecured debt securities” (as defined below), except to refund any of our secured or unsecured debt or to retire any preferred stock or equal or prior ranking stock, if immediately after such issuance or assumption the total amount of all our unsecured debt securities to be outstanding would exceed 20% of the sum of all of our outstanding secured debt securities and capital and surplus as then recorded on our books, or (2) merge or consolidate with any other corporation, or sell or lease all or substantially all of our assets, unless the transaction has been ordered, approved or permitted by all regulatory bodies having jurisdiction. “Unsecured debt securities” means all unsecured notes, debentures or other securities representing unsecured indebtedness which have a final maturity, determined as of the date of issuance or assumption, of less than two years.

For purposes of making the calculations referred to above, the “dividend requirement for one year” applicable to any shares of preferred stock or such parity stock or convertible securities proposed to be issued, which will have dividends determined according to an adjustable, floating or variable rate, shall be determined on the basis of the dividend rate to be applicable to such series of preferred stock or such parity stock or convertible securities on the date of such issuance and the “interest for one year” on funded indebtedness or notes outstanding and the “dividend requirement for one year” on any outstanding shares of any series of preferred stock or shares of stock, if any, ranking prior to or on a parity with the preferred stock, or securities convertible into such stock, and having interest or dividends determined according to an adjustable, floating or variable rate shall be determined on the basis of the daily weighted average annual interest or dividend rate applicable to such security (a) during any consecutive 12-month period selected by us, which period ends within 90 days prior to the issuance of the shares or convertible securities proposed to be issued or (b) if the security has been outstanding for less than 12 full calendar months, during such shorter period beginning on the date of issuance of such security and ending on a date selected by us, which date shall not be more than 45 days prior to the issuance of the shares or convertible securities proposed to be issued; provided that if such security shall have been issued within 45 days prior to the issuance of the shares or convertible securities proposed to be issued, the interest or dividend rates shall be that applicable on the date of issuance of such security.

Preemptive Rights

Holders of the preferred stock have no preemptive rights to subscribe for or purchase any securities issued by us.

Miscellaneous

The preferred stock has no conversion rights. There is no restriction on the repurchase or redemption by us of our common stock or preferred stock while there is any arrearage in the payment of dividends or sinking fund installments in respect of our preferred stock, except for payments into or set asides for a sinking fund for the redemption or payment of preferred stock, in circumstances when the repurchase or redemption of our common stock or preferred stock is otherwise prohibited or restricted by statute or common law or, as summarized in “—Restrictions on Certain Corporate Actions,” by the articles of incorporation.

We reserve the right to increase, decrease or reclassify our authorized stock of any class or series thereof, and to amend or repeal any provision in the articles of incorporation or any amendment thereto, in the manner prescribed by law, subject to the conditions and limitations prescribed in the articles of incorporation; and all rights conferred on shareholders in the articles of incorporation are subject to this reservation.

Shares of preferred stock, when issued by us upon receipt of the consideration therefor, will be fully paid and non-assessable.

Transfer Agent and Registrar

Equiniti Trust Company serves as transfer agent and registrar for our preferred stock.